April 3, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Northern Lights ETF Trust – Pre-Effective Amendment No. 2 to the
Registration Statement on Form N-1A (File Nos. 333-177651 and 811-22624)

Dear Sir or Madam:

Please find enclosed for filing on behalf of Northern Lights ETF Trust (the “Trust”), pursuant to the Securities Act of 1933, as amended, and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, Pre-Effective Amendment No. 2 (the “Pre-Effective Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.

The Trust is filing the Pre-Effective Amendment to respond to oral comments (“Comments”) received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on March 15, 2012, on Pre-Effective Amendment No. 1 to the Registration Statement, as filed with the SEC on February 16, 2012.  The Pre-Effective Amendment being filed herewith also updates disclosures throughout the Registration Statement to describe the service agreements approved by the Board of Trustees of the Trust with respect to the initial series (“Fund”), to clarify the creation and redemption process for Creation Units of the Fund and to make other clarifying, updating and stylistic changes.  The Pre-Effective Amendment has been marked to show changes made to the Registration Statement since the filing of Pre-Effective Amendment No. 1 on February 16, 2012.  In addition, a letter (“Letter”) responding to the SEC staff’s Comments on Pre-Effective Amendment No. 1 to the Registration Statement is separately being filed herewith as correspondence.

As previously discussed, it is the Trust’s intention to seek effectiveness of the Registration Statement as soon as practicable after this filing, but no later than April 4, 2012. If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9475.

Very truly yours,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:

Andrew Rogers

James Ash

     Gemini Fund Services, LLC

Joe Barrato

Ray Amani

     Arrow Investment Advisors, LLC